FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report to be filed with the Israeli Securities Authority on November 25, 2012

Tel Aviv, November 23, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron", the "Company") hereby announces, further to its announcement on September 19, 2012 and to Note 3.M of its quarterly report as of September 30, 2012 regarding a non-binding term sheet for the sale of all the shares of Sync-Rx Ltd. ("Sync-Rx"), that on November 22, 2012, Sync-Rx and RDC – Rafael Development Corporation Ltd. ("RDC"), Elron's subsidiary, signed a definitive agreement with Volcano Corporation (Nasdaq: VOLC) (through a wholly owned subsidiary based in Israel, the "Acquirer") to execute the transaction. Sync-Rx is a subsidiary of RDC.

The definitive agreement includes, among others, the following terms:

(i) The selling security holders will receive a cash consideration in the amount of approximately $17.25 million, subject to certain adjustments. An amount of $3.25 million out of the consideration will be deposited in escrow for an 18-month period in order to secure certain indemnification obligations to the Acquirer; (ii) It was agreed that the entire consideration will be paid immediately, and will not include a payment contingent upon Sync-Rx achieving a milestone; (iii) During the interim period between the signing of the definitive agreement and the transaction closing, certain activities of Sync-Rx will require the consent of or coordination with the Acquirer, as is customary in transactions of this type; (iv) The Acquirer will be entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the consideration recipients in amounts not exceeding in the aggregate the transaction consideration, except in the case of fraud , or with respect to confidentiality commitments and to claim waivers; (v) The transaction's completion is subject to certain closing conditions customary for transactions of this type.

In the event of the transaction's completion:

1.	RDC will receive aggregate proceeds estimated at this stage at approximately $15.8 million. RDC's share in the amount to be deposited in escrow out of this amount will be approximately $3 million.

2.	Elron's share in the net income to be recorded by RDC is estimated at this stage at approximately $8 million.

There is no assurance as to the completion of the transaction and the timing thereof.

Sync-Rx is approximately 87% held by RDC, and is developing real-time image processing systems for cardiovascular catheterizations. RDC is 50.1% held by Elron, and 49.9% held by Rafael – Advanced Defense Systems Ltd. ("Rafael"). RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 23, 2012